Exhibit 99.5

Inauguration of Euskadour Gas Interconnector between
France and Spain
Paris, June 19, 2006 — The Euskadour pipeline interconnecting the gas grids in the Basque regions of France and Spain was inaugurated today. The ceremony was attended by José Montilla Aguilera, Spain’s Minister of Industry, Tourism and Trade, François Loos, France’s Minister of Industry, and Juan José Ibarretxe, President of the Basque Autonomous Community.
Construction of the pipeline by Total Infrastructures Gaz France (TIGF), a Total subsidiary, and Naturgas Energia began in November 2004 and was completed in late 2005. The 28-kilometer long Euskadour interconnector will initially carry around 500 million cubic metres of natural gas a year on both sides of the Pyrenees, equivalent to the consumption of the French city of Bordeaux.
During the inauguration ceremony, Yves-Louis Darricarrère, President, Total Gas & Power, said: “The interconnector will improve gas service for public distribution companies from Bayonne to Hendaye and will have a direct impact on consumers in the French Basque region. But this infrastructure project is just one of many that Total is developing in southern France to enhance security of supply and seamless operation of the deregulated gas market.”
Total is currently involved in three major gas projects in France, for a total investment of €550 million over the next five years. First, it is taking part in the construction of the new Fos Cavaou LNG terminal, with a capacity of 8.25 billion cubic metres per year. Then, to carry the liquefied natural gas offloaded in Fos, Total will complete the doubling of the Artère de Guyenne pipeline from Lussagnet across the Dordogne River. Last, subject to the necessary administrative approvals, the capacity of the Lussagnet natural gas storage facility will be expanded to 3.5 billion cubic metres from 2.4 billion cubic metres.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com